Exhibit 99.1

News Release September 8, 2026

Santacruz Silver Receives Conditional Approval to Graduate to the Toronto Stock Exchange

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ: SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) is pleased to announce that it has received conditional approval from the Toronto Stock Exchange (“TSX”) to list its common shares on the TSX, subject to the satisfaction of customary TSX listing requirements.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “We are very pleased to have received conditional approval to graduate to the Toronto Stock Exchange, which represents an important milestone for Santacruz. This development reflects the progress we have made in strengthening the Company and represents a significant step forward in our evolution as a growing, diversified Latin American silver and base metals producer.”

Mr. Préstamo continued, “The TSX is one of the world’s premier mining exchanges, and upon completion of the graduation, we believe the listing will enhance Santacruz’s visibility and profile within the global investment community, while providing our shareholders with access to one of the world’s deepest and most sophisticated capital markets. We are proud of the progress our team has made in building Santacruz into a stronger, cash-generative and increasingly diversified mining company, and we look forward to continuing to create long-term value for our shareholders. We are working diligently to satisfy the remaining conditions and requirements of the TSX and look forward to completing this process and commencing trading on the Toronto Stock Exchange.”

The conditional approval is subject to the Company satisfying customary TSX requirements, including the receipt of final documentation. Upon receipt of final approval, the Company’s common shares will be voluntarily delisted from the TSX Venture Exchange and commence trading on the TSX under the existing symbol “SCZ”. Shareholders will not be required to take any action in connection with the graduation to the TSX.

The Company will issue a news release once the TSX has confirmed the date on which Santacruz’s common shares will commence trading.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

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Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary and Forward-Looking Statements

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding discussions of future plans, including the expectation that the TSX listing will be completed as currently anticipated, or at all.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the Company will satisfy TSX listing requirements and receive final approval from the TSX. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, the risk that the TSX listing may not be completed on the anticipated timeline or at all.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

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